Exhibit 2.1

Description of Securities

General

Our share capital comprises common shares of par value $0.001 each and preference shares of par value $0.001 each. Subject to a resolution of shareholders to the contrary and any special rights previously conferred on the holders of any existing shares or class of shares, the Board is authorized to issue any unissued shares on such terms and conditions as it may determine.

Share Capital

Voting Rights

Each holder of our common shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Under our Bye-laws, at any general meeting held for the purpose of electing directors at which a quorum is present, the director nominees receiving the most votes (up to the number of Directors to be elected) shall be elected as Directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Directors.

Dividends

The Board may, subject to the our Bye-laws and in accordance with Section 54 of the Bermuda Companies Act, declare a dividend to be paid to the shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or in specie. Dividends unclaimed after seven years from the date when the respective dividend became payable shall, if the Board so resolves, be forfeited and cease to remain owing by us.

Liquidation

On winding-up the liquidator may with the authority of a resolution of the members, divide the whole or any part of our the assets among the shareholders, in whole or part, in specie or vest the whole or any part of the assets upon such trusts as the liquidator shall think fit.

Rights and Preferences

The rights, preferences and privileges of the holders of our common shares is subject to and may be adversely affected by the rights of the holders of shares of any series of preference shares that we may designate in the future.